April 3, 2020

Federico Trucco
Chief Executive Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis Predio CCT,
Rosario, Santa Fe, Argentina

       Re: Bioceres Crop Solutions Corp.
           Registration Statement on Form F-3
           Filed March 31, 2020
           File No. 333-237496

Dear Mr. Trucco:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3

General

1. Please provide a description of the transactions in which the resale shares were issued.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.
 Federico Trucco
Bioceres Crop Solutions Corp.
April 3, 2020
Page 2




                                             Sincerely,
FirstName LastNameFederico Trucco
                                             Division of Corporation Finance
Comapany NameBioceres Crop Solutions Corp.
                                             Office of Life Sciences
April 3, 2020 Page 2
cc:       Matthew S. Poulter, Esq.
FirstName LastName